Filed pursuant to Rule 424(b)(7)
File nos. 333-147438 and 333-147438-01
PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED NOVEMBER 15, 2007
Countrywide Financial Corporation
$2,000,000,000 Series A Floating Rate Convertible Senior Debentures Due 2037
$2,000,000,000 Series B Floating Rate Convertible Senior Debentures Due 2037
Fully and Unconditionally Guaranteed by
Countrywide Home Loans, Inc.

     This prospectus supplement no. 1 supplements our prospectus dated November 15, 2007 relating to the offer and resale by certain of our securityholders of up to $2,000,000,000 aggregate principal amount of our Series A Floating Rate Convertible Senior Debentures Due 2037 (the “Series A Debentures”) and $2,000,000,000 aggregate principal amount of our Series B Floating Rate Convertible Senior Debentures Due 2037 (the “Series B Debentures” and, together with the Series A Debentures, the “Debentures”), the guarantees of the Debentures and shares of our common stock issuable upon conversion of the Debentures. We will not receive any of the proceeds from the sale of the Debentures or shares of common stock issuable upon conversion of the Debentures by any of the selling securityholders.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus as previously supplemented, except to the extent information in this prospectus supplement supersedes any information contained in the prospectus, as previously supplemented.
     Investing in the Debentures and common stock issuable on conversion of the Debentures involves risks. See “Risk Factors” beginning on page 7 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 11, 2007.

Selling Securityholders
     The information appearing in the table below supplements and amends, as of the date hereof, the information in the table appearing under the heading “Selling Securityholders” in the prospectus and, where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, or in a previous supplement, the information set forth below regarding such selling securityholder supersedes the information in the prospectus. The information appearing in the table below is qualified by reference to, and must be read in conjunction with, the text and information appearing under the heading “Selling Securityholders” in the prospectus.
     Except as indicated below, none of these selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates. The information is based on information provided by or on behalf of these selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by these selling securityholders in such questionnaires.

					Common
	Principal	Principal			Stock
	Amount of	Amount of	Common		Beneficially
	Series A	Series B	Stock	Common	Owned After
	Debentures	Debentures	Beneficially	Stock Offered	the Offering
Selling Securityholder (1)	Offered(2)	Offered(2)	Owned (3)(4)	(2)(4)	(2)(4)(5)

Acuity Master Fund Ltd.	$5,400,000	$40,500,000	795,559	795,559	0
Advent Convertible Arb Master Fund(7)	9,148,000	—	174,483	174,483	0
Advent Enhanced Phoenix	6,840,000	—	130,462	130,462	0
Agamas Continuum Master Fund, Ltd.	19,500,000	29,000,000	867,840	867,840	0
Allstate Insurance Company(6)(8)	10,900,000	—	371,107	207,900	163,207
Allstate Life Insurance Company(6)(8)	7,600,000	—	308,165	144,958	163,207
Aristeia International Limited(9)	40,122,000	253,000	769,589	769,589	0
Aristeia Partners LP(9)	4,822,000	33,000	92,536	92,536	0
Aristeia Special Investments Master LP(9)	12,306,000	214,000	238,377	238,277	0
Arpeggio Fund	2,500,000	2,800,000	95,564	95,564	0
B.C. McCabe Foundation	125,000	—	2,384	2,384	0
BNP Paribas Arbitrage(6)	10,000,000	15,000,000	447,239	447,239	0
BPER International Sicav — Global Convertible Bond EUR(10)	600,000	1,480,000	36,752	36,752	0
CBARB, a segregated account of Geode Capital Master Fund Ltd.(11)	—	8,000,000	136,802	136,802	0
Citigroup Global Markets Inc.(6)(12)	—	106,951,000	1,828,894	1,828,894	0
Commissioners of the Land Office	1,350,000	—	25,749	25,749	0
Credit Suisse Securities International LLC(6)	—	165,000,000	2,821,550	2,821,550	0
Credit Suisse Securities (USA) LLC(6)	24,500,000	41,465,000	1,176,362	1,176,362	0
CSV Limited	1,100,000	1,400,0000	44,921	44,921	0
DB RREEF Reflex Master Portfolio Ltd.(13)	16,000,000	—	305,174	305,174	0
Delta Institutional, LP(14)	20,253,300	—	386,299	386,299	0
Delta Offshore Master, Ltd(15)	30,305,200	—	578,023	578,023	0
Delta Onshore, LP(14)	1,972,000	—	37,613	37,613	0
Delta Pleiades, LP(14)	2,469,500	—	47,102	47,102	0
Focused SICAV — Convert Global (EUR)(10)	9,600,000	22,410,000	566,342	566,342	0
Franklin & Marshall College(25)	205,000	—	3,910	3,910	0
Georgia Firefighters Pension Fund	1,400,000	—	26,703	26,703	0
Goldman, Sachs & Co.(6)(16)	16,775,000	10,000,000	490,959	490,959	0
HFR CA OP Master Trust Fund(7)	151,000	—	2,880	2,880	0
HRR RVA OP Master Trust	708,000	—	13,504	13,504	0
Injured Workers Insurance Fund	2,300,000	—	43,869	43,869	0
Institutional Benchmark Series(7)	958,000	—	18,272	18,272	0
International Monetary Fund	3,400,000	4,400,000	140,091	140,091	0
Intl Truck & Engine Corp Non Contributory Retirement Plan Trust	750,000	—	14,305	14,305	0
Intl Trust & Engine Corp Retirement Plan for Salaried Employees Trust	375,000	—	7,153	7,153	0
KeySpan Foundation	60,000	—	1,144	1,144	0
KeySpan Insurance Company	185,000	—	3,529	3,529	0
Lehman Brothers Inc.(6)(17)	16,000,000	42,600,000	1,033,647	1,033,647	0
LGT Capital Invest (SC3) Limited — U.S. High Yield Convertible(25)	1,940,000	—	37,002	37,002	0
Lord Abbett Investment Trust — LA Convertible Fund	3,750,000	—	71,525	71,525	0
Lotsoff Capital Management Investment Trust — Active Income Fund	10,000,000	—	190,734	190,734	0
Lydian Global Opportunities Master Fund L.T.D.(18)	25,000,000	—	476,835	476,835	0
Lydian Overseas Partners Master Fund L.T.D.(18)	76,500,000	—	1,459,115	1,459,115	0
Lyxor/Acuity Fund Ltd.(6)	4,600,000	35,150,000	688,813	688,813	0
Lyxor Master Trust Fund(7)	175,000	—	3,338	3,338	0
National Fuel & Gas Company Retirement Plan	575,000	—	10,967	10,967	0
The Northwestern Mutual Life Insurance Company — General Account(6)(19)	18,250,000	—	491,490	348,090	143,400
The Northwestern Mutual Life Insurance Company — Group Annuity Separate Account(6)(19)	750,000	—	157,705	14,305	143,400

					Common
	Principal	Principal			Stock
	Amount of	Amount of	Common		Beneficially
	Series A	Series B	Stock	Common	Owned After
	Debentures	Debentures	Beneficially	Stock Offered	the Offering
Selling Securityholder (1)	Offered(2)	Offered(2)	Owned (3)(4)	(2)(4)	(2)(4)(5)

Nuveen Pref. & Conv. 1 Multi-Strategy	2,500,000	—	47,684	47,684	0
Nuveen Pref. & Conv. 2 Multi-Strategy	3,500,000	—	66,757	66,757	0
NYC Teachers’ Variable Annuity Fund	1,850,000	—	35,286	35,286	0
Pension, Hospitalization Benefit Plan of the Electrical Ind Plan	1,000,000	—	19,073	19,073	0
Philadelphia Board of Pensions	725,000	—	13,828	13,828	0
Pimco Convertible Fund(20)	1,250,000	—	23,842	23,842	0
Putnam Convertible Income-Growth Trust(6)(26)	14,100,000	—	268,935	268,935	0
Putnam High Income Securities Fund (formerly Putnam High Income Bond Fund)(6)(26)	1,800,000	—	34,332	34,332	0
Putnam Income Strategies Fund (formerly Putnam Income Opportunities Fund)(6)(26)	160,000	—	3,052	3,052	0
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio(21)	—	27,300,000	466,838	466,838	0
Radian Asset Assurance, Inc.	5,200,000	—	99,182	99,182	0
Radian Guaranty	1,100,000	—	20,981	20,891	0
Radian Insurance Inc.	13,000,000	—	247,954	247,954	0
Raytheon Enhanced Master Pension Trust Fund(7)	2,520,000	—	48,065	48,065	0
Rhapsody Fund	5,500,000	7,400,000	231,446	231,446	0
R2 Investments, LDC(27)	22,000,000	65,000,000	17,141,934	1,531,134	15,610,800
Sandelman Partners Multi-Strategy Master Fund, Ltd.(22)	413,000,000	5,000,000	7,962,816	7,962,816	0
Thrivent Financial for Lutherans(6)	25,000,000	2,000,000	511,036	511,036	0
Total Fina Elf Finance USA, Inc.	325,000	—	6,199	6,199	0
T. Rowe Price Financial Services Fund, Inc.(6)(23)	6,825,000	—	326,484	130,176	196,308
UBS (Lux) Bond Sicav Convert Global USD B(6)(10)	700,000	2,930,000	63,455	63,455	0
UBS (Lux) Institutional Fund Global Convertible Bonds(6)(10)	5,100,000	14,430,000	344,032	344,032	0
Vermont Mutual Insurance Company	125,000	—	2,384	2,384	0
Wachovia Bank, NA, as Trustee for the SCI Cemetery Merchandise Common Trust	200,000	—	3,815	3,815	0
Wachovia Bank, NA, as Trustee for the SCI Pre-Need Common Trust Fund	90,000	—	1,717	1,717	0
Waterstone Market Neutral MAC51 Fund, Ltd.(24)	—	47,080,000	805,082	805,082	0
Waterstone Market Neutral Master Fund, Ltd.(24)	—	74,920,000	1,281,154	1,281,154	0

(1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if required.

(2)	Assumes offer and sale of all Debentures and shares of common stock issuable upon conversion of the Debentures, although selling securityholders are not obligated to sell any Debentures or shares of common stock.

(3)	In addition to shares of common stock issuable upon conversion of the Debentures as described in note (4), also includes shares of common stock identified to us by the selling securityholder as owned by it.

(4)	Assumes for each $1,000 in principal amount of Series A Debentures that 19.0734 shares of common stock could be received upon conversion, and for each $1,000 in principal amount of Series B Debentures that 17.1003 shares of common stock could be received upon conversion. These conversion rates are subject to adjustment as described in the prospectus under “Description of the Debentures—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the conversion of the Debentures as described in the prospectus under “Description of the Debentures—Payment upon Conversion—Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control.” In addition, excludes fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the Debentures, as described in the prospectus under “Description of the Debentures—Payment upon Conversion.”

(5)	Based on 576,376,128 shares of common stock outstanding as of September 30, 2007, no identified selling securityholder would own 1% or more of our common stock after an offering and sale of all shares issuable upon conversion of the Debentures. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Debentures, but we did not assume conversion of any other holder’s Debentures.

(6)	This selling securityholder is, or is an affiliate of, one or more registered broker-dealers and has represented to us that the Debentures and underlying shares of common stock held by it were purchased in the ordinary course of business and that at the time of purchase, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the Debentures held by it or the common stock issuable upon conversion of the Debentures held by it.

(7)	Tracy V. Maitland may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(8)	Allstate Life Insurance Company is a subsidiary of Allstate Insurance Company, and each is controlled by The Allstate Corporation. Includes 163,207 shares of common stock beneficially owned by affiliates of The Allstate Corporation.

(9)	Aristeia Capital LLC is the investment manager for this selling securityholder. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techor, who are the natural persons who may exercise voting power and investment control over the securities stated as beneficially owned by this selling securityholder.

(10)	UBS Global Asset Management (UK) Ltd. is the investment manager and has voting and investment control over the securities being offered by this selling securityholder. UBS Global Asset Management (UK) Ltd. is a wholly owned subsidiary of UBS AG, which is a publicly-held entity.

(11)	Phil Dumas and Bob Min may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder. This selling securityholder is a segregated account of Geode Capital Master Fund Ltd., an open-ended exempted mutual fund company registered as a segregated accounts company under the laws of Bermuda.

(12)	This selling securityholder was one of the initial purchasers in the initial offering of the Debentures.

(13)	Deutsche Bank Trust Companies America may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(14)	Trafelet & Company Advisors, LLC (“Trafelet”) is the general partner to this selling securityholder. By reason of such relationship, Trafelet may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by the selling securityholder. Remy W. Trafelet is the managing member of Trafelet. By reason of such relationship, Mr. Trafelet may be deemed to share dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(15)	Trafelet Capital Management, LP is the investment manager of this selling securityholder and consequently has investment discretion over securities held by this selling securityholder. Remy W. Trafelet is the managing member of Trafelet Capital Management, LP and therefore has ultimate investment discretion over securities held by this selling securityholder. Trafelet Capital Management, LP and Mr. Trafelet each disclaim beneficial ownership of the securities held by this selling securityholder.

(16)	The Goldman Sachs Group, Inc. is the parent of Goldman, Sachs & Co. Goldman, Sachs & Co. is not an affiliate of Countrywide Financial Corporation. (The term “affiliate” as used here means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the company.) Goldman, Sachs & Co. makes no other representation about any of its officers, directors or principal equity holders (5% or more) as to whether any of such persons holds or have held positions or offices in, or has or has had any material relationship with, Countrywide Financial Corporation, its predecessors or affiliates. Please see the publicly filed reports for Goldman Sachs Group, Inc. available at www.sec.gov for a list of its directors and its executive officers.

(17)	This selling securityholder was one of the initial purchasers in the initial offering of the Debentures.

(18)	David Friezo may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(19)	The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) and its affiliates may, in the ordinary course of business, take part in transactions involving our real property. However, Northwestern Mutual does not concede that the foregoing constitutes material relationships with us. In the ordinary course of business, broker-dealer affiliates of Northwestern Mutual may, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, our securities for such broker-dealer’s own accounts or for the accounts of others. Other affiliates of Northwestern Mutual, including investment adviser affiliates, may, in the ordinary course of business, effect transactions in our securities. Unless otherwise indicated, only security holdings of Northwestern Mutual held in its General Account and its Group Annuity Separate Account are specifically disclosed herein. Northwestern Investment Management Company, LLC (“NIMC”) and Mason Street Advisors, LLC (“MSA”), wholly owned companies of Northwestern Mutual, are investment advisers to Northwestern Mutual and certain Northwest Mutual-affiliated entities and therefore may be deemed to be indirect beneficial owners with shared voting power/investment power of our other securities, including 143,400 shares of our common stock. NIMC is the investment adviser to Northwestern Mutual with respect to the securities registered for resale hereunder. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the securities registered hereunder and therefore may be deemed to be an indirect beneficial owner with shared voting/investment power with respect to such securities. Northwestern Mutual disclaims any beneficial ownership by Mr. Baier of these securities.

(20)	Mark Hudoff may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(21)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Capital Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker

disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for an on behalf of the Class A Segregated Portfolio.

(22)	Sandelman Partners, LP is the investment manager of this selling securityholder. Sandelman Partners GP, LLC is the general partner of Sandelman Partners, LP. Jonathan Sandelman is the managing member of Sandelman Partners GP, LLC. Each of Sandelman Partners, LP, Sandelman Partners GP, LLC and Jonathan Sandelman disclaims beneficial ownership of the securities registered hereunder, except to the extent of its or his pecuniary interest in such securities.

(23)	T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser with power to direct investments and/or sole power to vote the securities owned by the Fund, as well as securities owned by certain other individual and institutional investors. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all of the securities listed for this selling securityholder; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. TRPA has been delegated voting authority by the board of this selling securityholder. The T. Rowe Price Proxy Committee develops positions on all major corporate issues, creates guidelines, and oversees the voting process. The Proxy Committee, composed of portfolio managers, investment operations managers, and internal legal counsel, analyzes proxy policies based on whether they would adversely affect shareholders’ interests and make a company less attractive to own. Once the Proxy Committee establishes its recommendations, they are distributed to the firm’s portfolio managers as voting guidelines. For the registered investment companies sponsored and managed by T. Rowe Price, the portfolio manager of each fund has ultimate responsibility for the voting decisions for proxies relating to voting securities held by the fund. Jeffrey W. Arricale is the portfolio manager for this selling securityholder.

(24)	Shawn Bergerson may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(25)	This selling securityholder is managed by Putnam Advisory Company, LLC, which has shared voting and dispositive power over the securities being offered hereby and which, through a series of holding companies, is indirectly owned by Great-West Lifeco Inc., a publicly held company.

(26)	This selling securityholder is managed by Putnam Investment Management, LLC, which has shared voting and dispositive power over the securities being offered hereby and which, through a series of holding companies, is indirectly owned by Great-West Lifeco Inc., a publicly held company.

(27)	Amalgamated Gadget, L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the securities being offered hereby pursuant to an Investment Management Agreement with R2 Investments, LDC. Amalgamated Gadget, L.P. is controlled by Scepter Holdings, Inc., its sole general partner, which is in turn controlled by Geoffrey Raynor, the President and sole shareholder of Scepter Holdings, Inc.

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